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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.   2  )*


                  Collaborative Financial Network Group, Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                  19421N 10 0
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                             John  K,  Pierson,  Esq.
                             12424  Wilshire  Blvd.
                             Suite  1120
                             Los  Angeles,  CA  90025-1042
                             (310)  826-8009
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                              January 20, 2002
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

                         (Continued  on  following  pages)
                              (Page  1  of  4  Pages)

CUSIP  No.   19421N 10 0               13D                   Page  2 of 4 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

  Gold  Crown  Holdings  Limited
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


British  Virgin  Islands
________________________________________________________________________________
7    SOLE  VOTING  POWER

-0-
_____________________________________________________________
8    SHARED  VOTING  POWER

190,000
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

190,000
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


190,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


0.6%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


CO
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.    19421N 10 0               13D                      Page  3  of 4
Pages

________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

Disposition of Investment
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.

(a) There are presently 28,883,760 shares of the Issuer's common stock issued and outstanding. the Reporting Person has sole dispositive and shared voting power over 190,000 shares, or 0.6% of the total shares.

(c) On October 15, 2001, the Reporting Person issued 100,000 shares of the Issuer's common stock to J. Pierson, Esq. as payment for legal services rendered.

On January 20, 2002, the Reporting Person entered an agreement for the sale of 9,242,500 shares of the Issuer's common stock for $369,700, or $0.04 per share, to a third party in a private transaction.

On April 24, 2002, the Reporting Person issued 20,000 shares of the Issuer's common stock to J. Pierson, Esq. as payment for legal services rendered.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person previously executed and delivered a proxy to John Huguet, pursuant to which Mr. Huguet had the right to vote all of the Issuer's Class A Common Stock held by the Reporting Person. Mr. Huguet's proxy expired on February 1, 2002.

     Mary C. Denison, the beneficiary of the Reporting Person has entered into an Agreement with Richard Langley, a United States citizen, pursuant to which Mr. Langley will obtain ownership of all assets held by the Reporting Person upon the death of the beneficiary.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

7.1*   Proxy  issued  to  John Huguet
7.2*   Agreement  between  Mary  C.  Denison  and  Richard  Langley
7.3 Agreement for Purchase and Sale of Stock between Gold Crown Holdings, Ltd. and Richard H. Langley, Jr.
________________________________________________________________________________
*Previously filed

CUSIP  No.   19421N 10 0                13D                   Page 4 of 4 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       May 10, 2002
                                        ----------------------------------------
                                                         (Date)

                                                /s/ Paul Lemmon
                                        ----------------------------------------
                                                       (Signature)


                                              Paul Lemmon - Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).